Issuer Free Writing Prospectus dated October 3, 2012
Filed Pursuant to Rule 433
Registration Statement No. 333-168627
(Relating to Preliminary Prospectus Supplement dated October 3, 2012)

Affiliated Managers Group, Inc.

$125,000,000

5.250% Senior Notes due October 15, 2022

Term Sheet

October 3, 2012

The following information relates only to Affiliated Managers Group, Inc.’s offering (the “Offering”) of its 5.250% Senior Notes due 2022 and should be read together with the preliminary prospectus supplement dated October 3, 2012 relating to this Offering and the accompanying prospectus dated August 6, 2010, including the documents incorporated by reference therein.

Issuer:	Affiliated Managers Group, Inc. (NYSE: AMG)
Title of Security:	5.250% Senior Notes due October 2022 (the “Notes”)
Type of Offering:	SEC Registered
Expected Ratings (S&P / Fitch)*:	BBB- / BBB- (Stable/Stable)
Principal Amount:	$125,000,000
Over-Allotment Option:	$18,750,000
Trade Date:	October 3, 2012
Settlement Date (T+5):	October 11, 2012
Maturity Date:	October 15, 2022
Denomination:	$25
Interest Payment Dates:	January 15, April 15, July 15 and October 15
First Interest Payment Date:	January 15, 2013
Optional Redemption:	Par call on or after October 15, 2015
Coupon:	5.250%
Price to Public:	$25 per Senior Note due 2022
Underwriting Discount:	$0.6693 per Senior Note due 2022
Proceeds, Before Expenses:	$121,653,750
Use of Proceeds:

The net proceeds of this offering are estimated to be $121,303,750 after deducting the underwriting discounts and estimated offering expenses payable by the issuer. The issuer intends to use the net proceeds of this offering to repay currently outstanding indebtedness under its revolving credit facility.

Lock-Up of the Issuer:	30 days from October 3, 2012; applies to any debt securities or securities exchangeable for or convertible into debt securities
CUSIP / ISIN:	008252868/US0082528680
Expected Listing:

The issuer intends to apply to list the Notes on the New York Stock Exchange (the “NYSE”). If the application is approved, the issuer expects trading in the Notes on the NYSE to begin within 30 days of October 11, 2012, the original issue date.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Co-Managers:

Deutsche Bank Securities Inc.

RBC Capital Markets, LLC

Barrington Research Associates, Inc.

Mitsubishi UFJ Securities (USA), Inc.

RBS Securities Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

The Huntington Investment Company

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a preliminary prospectus supplement and accompanying prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the registration statement, including the preliminary prospectus supplement and the accompanying prospectus, and other documents the issuer has filed with the SEC for more complete information about the issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

This pricing term sheet supplements and updates the information contained in the preliminary prospectus supplement issued by Affiliated Managers Group, Inc. on October 3, 2012 relating to its prospectus dated August 6, 2010.